Exhibit 99.1

Annual General Meeting of Shareholders
of Sierra Metals Inc. (the “Corporation”)
held on June 10, 2022

Report of Voting Results

Matter Voted Upon	Outcome of Vote	Common Shares Voted (including proxy vote)
		For	Against	Withheld
1. To elect the following directors for the ensuing year:
Oscar Cabrera	Approved	62,316,296 (58.80%)	n/a	43,665,198 (41.20%)
Douglas Cater	Approved	62,451,391 (58.93%)	n/a	43,530,103 (41.07%)
Carlos Santa Cruz	Approved	62,315,927 (58.80%)	n/a	43,665,567 (41.20%)
Luis Marchese	Approved	59,858,436 (56.48%)	n/a	46,123,058 (43.52%)
Robert Neal	Approved	62,320,575 (58.80%)	n/a	43,660,919 (41.20%)
Dawn Whittaker	Approved	62,498,388 (58.97%)	n/a	43,483,106 (41.03%)
Koko Yamamoto	Approved	62,489,360 (58.96%)	n/a	43,492,134 (41.04%)
2. To reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing year and to authorize the directors to fix their remuneration	Approved	121,041,334 (94.32%)	n/a	7,288,553 (5.68%)